Exhibit A

Ceragon Demonstrates E-Band Innovations in Tier-1 and ISP
Deployments Across North America and Europe

E-band radios with auto-alignment and E-stabilizer innovations extend link distance and simplify 5G backhaul

Rosh Ha'ain, Israel, October 22, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, has completed three proof-of-concept E-band deployments with Tier-1 operators and a leading ISP across North America and Europe. These deployments demonstrated Ceragon’s ability to boost network capacity, extend reach, accelerate deployment, and lower total cost of ownership by integrating advanced auto-alignment and stabilization technologies with its E-band radios. Results included:

•	Ultra-high network capacity, far surpassing traditional microwave solutions
•	Extended link distances and improved reliability with E-band
•	Faster, simplified installations
•	Significant cost savings compared to fiber backhaul and licensed microwave

Recent Use Case Highlights:

1.
Tier-1 European operator: Addressed temporary music festival network congestion with Ceragon’s IP-50E mmWave radios and auto-aligner kit, deploying “cell tower in a box” technology. The results included quick, simple deployment and up to 10 Gbps capacity, five times the stated need.

2.
Tier-1 U.S. operator: Expanded rural 5G coverage with a microwave and E-band multiband solution including the IP-20A and IP-50E radios plus an antenna auto-aligner kit, ensuring 10 Gbps multiband backhaul. The solution overcame the alignment challenges of sway-prone monopoles and delivered near-zero downtime, all with major cost advantages over fiber.

3.
Large, multi-state U.S. ISP: Deployed Ceragon’s IP-50EXP with three-foot antennas plus E-stabilizer for network capacity upgrades and greenfield applications. This solution established new link distance benchmarks for E-band, exceeding five kilometers. It also achieved up to four times the capacity of traditional—much more costly—4+0 microwave setups, positioning the ISP for an aggressive network rollout and expanded service opportunities.

“These successful trials demonstrate how our innovative breakthrough solutions enable operators to rapidly deploy high-capacity, low-latency connectivity with economics that were previously not possible,” commented Doron Arazi, CEO of Ceragon. “Ultimately, this allows our customers to deliver a higher quality of experience for their subscribers, creating new revenue streams and strengthening their market position.”

Ceragon’s innovation and expertise continues to drive customer success, with these trials already opening the door to future potential substantial commercial contracts for Ceragon’s E-band portfolio. The consistent adoption of these solutions reflects the company’s capacity to drive future growth and deliver sustainable value for both clients and investors.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the company's ability to successfully develop, introduce, market, and sell new products; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with the company's ability to deliver and maintain evolving business volume; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com